FOR IMMEDIATE RELEASE

CONTACT:
Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC. ANNOUNCES
Q2 and YTD RESULTS

Q2 Gross Revenue Growth 38%
Net Income of $0.02 US per share

YTD Gross Revenue Growth 41%
Net Income of $0.04 US per share

Vancouver, B.C. Canada, September 28, 2006 - Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated premium beverage company, announces results for the second quarter of its 2006 fiscal year which ends February 28, 2007. All financial amounts denominated in US dollars.

Net income for the quarter was $320,000, or $0.02 per share, versus a net loss of $158,000 or $0.01 per share in Q2 of fiscal 2005. Gross revenue for the quarter was $15,740,000, versus $11,395,000 in Q2 of the prior year, an increase of $4,345,000. US dollar quarter over quarter gross revenue growth was 38%.

YTD net income was $585,000 or $0.04 per share, versus net income of $142,000 or $0.01 per share in the same period last year. YTD gross revenue was $28,975,000, versus $20,551,000 in the first half of last year, an increase of $8,424,000 or 41%, significantly greater than the 35% growth seen in the last half of fiscal 2005 or 0.03% in the same six month period last year.

Discounts, rebates and slotting fees rose from $493,000 in the second quarter of fiscal 2005 to $1,216,000 this past quarter, an increase of more than $700,000. These higher amounts were directly related to new slotting fees and promotions supporting the launch of, and expanding distribution for, TrueBlue® and the Company’s other brands. Cash inflow from operations for the quarter was approximately $1,058,000, or $0.07 per share, before more than $198,000 in non-cash stock based compensation charges. YTD cash inflow from operations before stock based compensation expense was $1,856,000 or $0.12 per share.

Leading Brands Chairman and CEO Ralph McRae said: “We continue to see strong sales growth from our portfolio of premium beverage brands, which recently grew to include INFINITY® Health Water™. TrueBlue® has now made its way into more than 14,000 chain grocery stores across the United States and Canada and that total is growing every month. I believe that a key indicator of our progress is the cash generated by our operations, obviously before non-cash stock based compensation charges. It is a testament to our Integrated Distribution System that we are able to produce material cash flow while growing at this significant pace. That cash flow allows us to continue to invest behind all of our brands to achieve additional growth.”

Mr. McRae continued: “I am also looking forward to our TrueBlue® marketing campaign gearing up in California next month. We are anxious to see what the impact of a broad-scale program such as this will have on our brand awareness and sales in a couple of the largest US markets. If it meets with the success we hope, our goal is to roll it out to other large North American cities.”

In conjunction with this release, you are invited to listen to the Company’s conference call, which will be held on Thursday, September 28, 2006, at 8:00 am, Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN:

1-416-850-9143

Any non-GAAP financial measures referenced in this release such as “EBITDA”, “cash inflow from operations” or the like do not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers.

About Leading Brands, Inc.

Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated premium beverage company. The Company’s unique Integrated Distribution System (IDS) ™ offers turnkey, one-stop shopping to food and beverage brand owners, including manufacturing, distribution, sales/marketing and licensing. In addition, Leading Brands produces their own line of beverages such as TrueBlue®, LiteBlue®, TREK® Natural Sports Drinks, NITRO® Energy Drinks, INFINITY® Health Water™, Country Harvest® Juices and Caesar’s® Cocktails ..

Forward Looking Statements

Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

We Build Brands™

©2006 Leading Brands, Inc.

This news release is available at www.LBIX.com
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(tables follow)

LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS) AND DEFICIT
(UNAUDITED)

(EXPRESSED IN UNITED STATES DOLLARS)

	Three months	Three months	Six months	Six months
	ending	ending	ending	ending
	August 31	August 31	August 31	August 31
	2006	2005	2006	2005

Gross sales	$15,740,271	$11,395,415	$28,974,579	$20,551,158
Less: Discounts, rebates and slotting fees	(1,216,479)	(492,506)	(2,343,890)	(717,975)
Net sales	14,523,792	10,902,909	26,630,689	19,833,183

Expenses
Cost of sales	10,089,042	7,807,807	18,621,527	13,699,886
Selling, general & administration expenses	3,445,297	2,773,595	6,221,616	4,987,082
Depreciation and amortization	230,242	232,110	456,058	460,643
Interest expense	130,084	83,120	255,851	161,814
Other expense	-	410	-	153
Total Expenses	13,894,665	10,897,042	25,555,052	19,309,578

Net income before taxes	629,127	5,867	1,075,637	523,605

Less: Income tax expense	309,214	163,968	490,881	381,270
Net income (loss) after taxes	319,913	(158,101)	584,756	142,335

Deficit, beginning of period	(18,745,343)	(17,434,322)	(19,010,186)	(17,734,758)

Deficit, end of period	($18,425,430)	($ 17,592,423)	($18,425,430)	($ 17,592,423)

EARNINGS (LOSS) PER SHARE
Basic	$0.02	($0.01)	$0.04	$0.01
Diluted	$0.02	($0.01)	$0.04	$0.01
Weighted average number of shares outstanding	15,467,590	15,058,439	15,290,956	15,051,754